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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GRIC Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

398081109

(Cusip Number)

Chua Joo Hock
Vertex Management Inc.
Three Lagoon Drive, Suite 220
Redwood City, CA 94065
(650) 232 -2700

Eileen Duffy Robinett, Esq.
Fenwick & West LLP
801 California Street
Mountain View, CA 94041
(650) 988-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 20, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398081109 13D/A			Page 2 of 26

1.	Name of Reporting Person: Vertex Technology Fund Ltd (“VTF”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 16,529,130 shares of Common Stock [1,2]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 1,088,678 shares of Common Stock[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,529,130 shares of Common Stock[1,2]

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):* ☐

13.	Percent of Class Represented by Amount in Row 11: 48.4%*

14.	Type of Reporting Person (See Instructions): CO

[1]	Unless otherwise indicated, share information is as of September 10, 2003. Of these shares, 938,076 shares of Common Stock are held of record by VTF and 150,602 shares of Common Stock are issuable upon conversion of Series A Preferred Stock that may be acquired upon exercise of warrants held by VTF. Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held of record by VTF pursuant to a power of attorney granted by VTF to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may also be deemed to have the power to vote and dispose of these shares. The voting of the 938,076 shares of Common Stock held of record by VTF and the 150,602 shares of Series A Preferred Stock issuable upon exercise of warrants held of record by VTF are also subject, with respect to certain matters, to a voting agreement entered into on January 30, 2002, as amended and restated as of April 19, 2002, by and among GRIC Communications, Inc. (“GRIC”) and the Investors and Stockholders listed on Schedules A and B with respect thereto (the “Voting Agreement”).

[2]	Includes (i) 7,732,013 shares of Common Stock and options to purchase 1,706,614 shares of Common Stock exercisable within 60 days of September 10, 2003 held of record by persons other than VTF which are subject to the Voting Agreement and (ii) 6,001,825 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and conversion of 1,882,529 shares of Series A Preferred Stock issuable upon exercise of warrants, held by persons other than VTF which are subject to the Voting Agreement and were purchased pursuant to that certain Series A Preferred Stock and Warrant Purchase Agreement dated as of January 30, 2002, as amended and restated as of April 19, 2002, among GRIC and the investors thereunder (the “Purchase Agreement”). Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by VTF with respect to the particular matters subject to the Voting Agreement. VTF expressly disclaims beneficial ownership of such shares.

*	Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003, and 7,859,041 shares of Common Stock that may be obtained within 60 days of September 10, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the Reporting Person referenced in Item 1 in the table above and the other parties to the Voting Agreement.

CUSIP No. 398081109 13D/A			Page 3 of 26

1.	Name of Reporting Person: Vertex Technology Fund (II) Ltd (“VTF2”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 16,529,130 shares of Common Stock[3,4,5]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 753,011 shares of Common Stock[3]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,529,130 shares of Common Stock[3,4,5]

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):* ☐

13.	Percent of Class Represented by Amount in Row 11: 48.4%*

14.	Type of Reporting Person (See Instructions): CO

[3]	Unless otherwise indicated, share information is as of September 10, 2003. Includes 602,409 shares of Common Stock held by VTF2 and 150,602 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by VTF2. All of such shares are subject to the Voting Agreement. Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF2 pursuant to a power of attorney granted by the reporting person to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may also be deemed to have the power to vote and dispose of these shares.

[4]	Includes 6,001,825 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and conversion of 1,882,529 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by VTF2 with respect to the particular matters subject to the Voting Agreement. VTF2 expressly disclaims beneficial ownership of such shares.

[5]	Includes 8,067,680 shares of Common Stock and options to purchase 1,706,614 shares of Common Stock exercisable within 60 days of September 10, 2003 held of record by persons other than VTF2 which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by VTF2 with respect to the particular matters subject to the Voting Agreement. VTF2 expressly disclaims beneficial ownership of such shares.

*	Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003, and 7,859,041 shares of Common Stock that may be obtained within 60 days of September 10, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the Reporting Person referenced in Item 1 in the table above and the other parties to the Voting Agreement.

CUSIP No. 398081109 13D/A			Page 4 of 26

1.	Name of Reporting Person: Vertex Technology Fund (III) Ltd (“VTF3”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 16,529,130 shares of Common Stock[6,7,8]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 753,011 shares of Common Stock[6]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,529,130 shares of Common Stock[6,7,8]

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):* ☐

13.	Percent of Class Represented by Amount in Row 11: 48.4%*

14.	Type of Reporting Person (See Instructions): CO

[6]	Unless otherwise indicated, share information is as of September 10, 2003. Includes 602,409 shares of Common Stock held by VTF3 and 150,602 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by VTF3. All of such shares are subject to the Voting Agreement. Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF3 pursuant to a power of attorney granted by the reporting person to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF3, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may also be deemed to have the power to vote and dispose of these shares.

[7]	Includes 6,001,824 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and conversion of 1,882,529 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by VTF3 with respect to the particular matters subject to the Voting Agreement. VTF3 expressly disclaims beneficial ownership of such shares.

[8]	Includes 8,067,680 shares of Common Stock and options to purchase 1,706,614 shares of Common Stock exercisable within 60 days of September 10, 2003 held of record by persons other than VTF3 which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by VTF3 with respect to the particular matters subject to the Voting Agreement. VTF3 expressly disclaims beneficial ownership of such shares.

*	Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003, and 7,859,041 shares of Common Stock that may be obtained within 60 days of September 10, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the Reporting Person referenced in Item 1 in the table above and the other parties to the Voting Agreement.

CUSIP No. 398081109 13D/A			Page 5 of 26

1.	Name of Reporting Person: Vertex Investment (II) Ltd (“VI2”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 16,529,130 shares of Common Stock[9,10,11]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 1,469,299 shares of Common Stock[9]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,529,130 shares of Common Stock[9,10,11]

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):* ☐

13.	Percent of Class Represented by Amount in Row 11: 48.4%*

14.	Type of Reporting Person (See Instructions): CO

[9]	Unless otherwise indicated, share information is as of September 10, 2003. Of these shares, 1,469,299 shares of Common Stock are held of record by VI2. Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the 1,469,299 shares of Common Stock held of record by VI2 pursuant to a power of attorney granted by the reporting person to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the holder of more than 45% of the outstanding shares of VI2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may be deemed to have the power to vote and dispose of these shares. The voting of the 1,469,299 shares of Common Stock held of record by VI2 are also subject, with respect to certain matters, to the Voting Agreement.

[10]	Includes 6,152,427 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and conversion of 2,033,131 shares of Series A Preferred Stock issuable upon exercise of warrants held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by VI2 with respect to the particular matters subject to the Voting Agreement. VI2 expressly disclaims beneficial ownership of such shares.

[11]	Includes 7,200,790 shares of Common Stock and options to purchase 1,706,614 shares of Common Stock exercisable within 60 days of September 10, 2003 held of record by persons other than VI2 which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by VI2 with respect to the particular matters subject to the Voting Agreement. VI2 expressly disclaims beneficial ownership of such shares.

*	Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003, and 7,859,041 shares of Common Stock that may be obtained within 60 days of September 10, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the Reporting Person referenced in Item 1 in the table above and the other parties to the Voting Agreement.

CUSIP No. 398081109 13D/A			Page 6 of 26

1.	Name of Reporting Person: Vertex Management (II) Pte Ltd (“VM2”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 4,063,999 shares of Common Stock[12]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 4,063,999 shares of Common Stock[12]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,063,999 shares of Common Stock[12]

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):* See footnote 12 ☒

13.	Percent of Class Represented by Amount in Row 11: 15.2%*

14.	Type of Reporting Person (See Instructions): CO

[12]	Unless otherwise indicated, share information is as of September 10, 2003. Of these shares, 938,076 shares of Common Stock are owned directly by Vertex Technology Fund Ltd (“VTF”), 1,469,299 shares of Common Stock are owned directly by Vertex Investment (II) Ltd (“VI2”), 602,409 shares of Common Stock are owned directly by Vertex Technology Fund (II) Ltd (“VTF2”), 602,409 shares of Common Stock are owned directly by Vertex Technology Fund (III) Ltd (“VTF3”) and 451,806 shares of Common Stock are issuable upon the conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by VTF, VTF2 and VTF3. VM2 and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of these shares pursuant to powers of attorney granted by VTF, VI2, VTF2 and VTF3 to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF, VTF2 and VTF3 and as a holder of more than 45% of the outstanding shares of VI2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may also be deemed to have the power to vote and dispose of the shares held by VTF, VI2, VTF2 and VTF3. VM2 disclaims beneficial ownership of such shares. The voting of the 3,612,193 shares of Common Stock held of record by VTF, VI2, VTF2 and VTF3 and the 451,806 shares of Series A Preferred Stock issuable upon exercise of warrants held of record by VTF, VTF2 and VTF3 are also subject, with respect to certain matters, to the Voting Agreement. These amounts do not include any of the 6,764,510 shares of Common Stock and options exercisable within 60 days of September 10, 2003 held by other parties to the Voting Agreement, or 5,700,621 shares of Common Stock issuable upon conversion of Series A Preferred Stock and issuable upon conversion of Series A Preferred Stock that may be acquired upon exercise of warrants that are held by other parties to the Voting Agreement nor does it include 25,000 shares of Common Stock issuable upon exercise of options held by Mr. Lee for the benefit of Vertex Investment International (I) Inc. (“VII1”).

*	Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003, and 451,806 shares of Common Stock that may be obtained within 60 days of September 10, 2003 upon exercise of warrants that are held by VTF, VTF2 and VTF3.

CUSIP No. 398081109 13D/A			Page 7 of 26

1.	Name of Reporting Person: Lee Kheng Nam (“Lee”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 4,096,499 shares of Common Stock[13]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 4,096,499 shares of Common Stock[13]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,096,499 shares of Common Stock[13]

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):* See footnote 13 ☒

13.	Percent of Class Represented by Amount in Row 11: 15.3%*

14.	Type of Reporting Person (See Instructions): IN

[13]	Unless otherwise indicated, share information is as of September 10, 2003. Of these shares, 938,076 shares of Common Stock are owned directly by Vertex Technology Fund Ltd (“VTF”), 1,469,299 shares of Common Stock are owned directly by Vertex Investment (II) Ltd (“VI2”), 32,500 shares of Common Stock are subject to options held by Mr. Lee which are exercisable within 60 days of September 10, 2003, 602,409 shares of Common Stock are owned directly by Vertex Technology Fund (II) Ltd (“VTF2”), 602,409 shares of Common Stock are owned directly by Vertex Technology Fund (III) Ltd (“VTF3”) and 451,806 shares of Common Stock are issuable upon the conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by VTF, VTF2 and VTF3. Pursuant to an agreement between Vertex Investment International (I) Inc. and Mr. Lee, any economic benefit derived from 25,000 of the options held by Mr. Lee will inure to the benefit of Vertex Investment International (I) Inc. VM2 and Mr. Lee, as its President, may be deemed to have the power to vote and dispose of the shares held directly by VTF, VI2, VTF2 and VTF3 pursuant to powers of attorney granted by VTF, VI2, VTF2 and VTF3 to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF, VTF2 and VTF3 and as the holder of more than 45% of the outstanding shares of VI2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may also be deemed to have the power to vote and dispose of the shares held by VTF, VI2, VTF2 and VTF3. Mr. Lee disclaims beneficial ownership of such shares. The voting of the 3,612,193 shares of Common Stock held of record by VTF, VI2, VTF2 and VTF 3 and the 451,806 shares of Series A Preferred Stock issuable upon exercise of warrants held of record by VTF, VTF2 and VTF3 are also subject, with respect to certain matters, to the Voting Agreement. These amounts do not include any of the (i) 6,764,510 shares of Common Stock and options exercisable within 60 days of September 10, 2003 held by other parties to the Voting Agreement (including those held by Singapore Computer Systems Ltd (“SCS”), of which Green Dot Capital Pte Ltd. (“GDCPL”) is a majority shareholder, of which Mr. Lee is a director), or (ii) 5,700,621 shares of Common Stock issuable upon conversion of Series A Preferred Stock and issuable upon conversion of Series A Preferred Stock that may be acquired upon exercise of warrants that are held by other parties to the Voting Agreement (including those held by Green Dot Capital (BVI) Inc., of which GDCPL is sole shareholder, of which Mr. Lee is a director).

*	Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003, and 484,306 shares of Common Stock that may be obtained within 60 days of September 10, 2003 upon exercise or conversion of warrants and options that are held by VTF, VTF2, VTF3 and Mr. Lee.

CUSIP No. 398081109 13D/A			Page 8 of 26

1.	Name of Reporting Person: Vertex Venture Holdings Ltd (“VVH”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 4,063,999 shares of Common Stock[14]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 4,063,999 shares of Common Stock[14]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,063,999 shares of Common Stock[14]

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):* See footnote 14 ☒

13.	Percent of Class Represented by Amount in Row 11: 15.2%*

14.	Type of Reporting Person (See Instructions): CO

[14]	Unless otherwise indicated, share information is as of September 10, 2003. Of these shares, 938,076 shares of Common Stock are owned directly by Vertex Technology Fund Ltd (“VTF”), 1,469,299 shares of Common Stock are owned directly by Vertex Investment (II) Ltd (“VI2”), 602,409 shares of Common Stock are owned directly by Vertex Technology Fund (II) Ltd (“VTF2”), 602,409 shares of Common Stock are owned directly by Vertex Technology Fund (III) Ltd (“VTF3”) and 451,806 shares of Common Stock are issuable upon conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by VTF, VTF2 and VTF3. Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF, VTF2 and VTF3 and as the holder of more than 45% of the outstanding shares of VI2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may be deemed to have the power to vote and dispose of these shares held by VTF, VI2, VTF2 and VTF3. In addition, Vertex Management (II) Pte. Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF, VI2, VTF2 and VTF3, pursuant to powers of attorney granted by VTF, VI2, VTF2 and VTF3 to VM2. By this filing, VVH does not purport to concede that it is the beneficial owner of the shares held by VTF, VI2, VTF2 or VTF3. The voting of the 3,612,193 shares of Common Stock held of record by VTF, VI2, VTF2 and VTF3 and the 451,806 shares of Series A Preferred Stock issuable upon exercise of warrants held by VTF, VTF2 and VTF3 are also subject, with respect to certain matters, to the Voting Agreement. These amounts do not include any of the 6,764,510 shares of Common Stock and options exercisable within 60 days of September 10, 2003 held by other parties to the Voting Agreement, or 5,700,621 shares of Common Stock issuable upon conversion of Series A Preferred Stock and issuable upon conversion of Series A Preferred Stock that may be acquired upon exercise of warrants that are held by other parties to the Voting Agreement, nor does it include any of the 25,000 shares of Common Stock subject to options held by Mr. Lee for the benefit of Vertex Investment International (I) Inc., of which VVH is the majority shareholder, which are exercisable within 60 days of September 10, 2003.

*	Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003, and 451,806 shares of Common Stock that may be obtained within 60 days of September 10, 2003 upon exercise of warrants that are held by VTF, VTF2 and VTF3.

CUSIP No. 398081109 13D/A			Page 9 of 26

1.	Name of Reporting Person: Ellensburg Holding Pte Ltd (“EHP”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 4,063,999 shares of Common Stock[15]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 4,063,999 shares of Common Stock[15]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,063,999 shares of Common Stock[15]

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):* See footnote 15 ☒

13.	Percent of Class Represented by Amount in Row 11: 15.2%*

14.	Type of Reporting Person (See Instructions): CO

[15]	Unless otherwise indicated, share information is as of September 10, 2003. Of these shares, 938,076 shares of Common Stock are owned directly by Vertex Technology Fund Ltd (“VTF”), 1,469,299 shares of Common Stock are owned directly by Vertex Investment (II) Ltd (“VI2”), 602,409 shares of Common Stock are owned directly by Vertex Technology Fund (II) Ltd (“VTF2”), 602,409 shares of Common Stock are owned directly by Vertex Technology Fund (III) Ltd (“VTF3”) and 451,806 shares of Common Stock are issuable upon conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by VTF, VTF2 and VTF3. Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF, VTF2 and VTF3 and as the holder of more than 45% of the outstanding shares of VI2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may be deemed to have the power to vote and dispose of these shares held by VTF, VI2, VTF2 and VTF3. In addition, Vertex Management (II) Pte. Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF, VI2, VTF2 and VTF3, pursuant to powers of attorney granted by VTF, VI2, VTF2 and VTF3 to VM2. By this filing, EHP does not purport to concede that it is the beneficial owner of the shares held by VTF, VI2, VTF2 or VTF3. The voting of the 3,612,193 shares of Common Stock held of record by VTF, VI2, VTF2 and VTF3 and the 451,806 shares of Series A Preferred Stock issuable upon exercise of warrants held by VTF, VTF2 and VTF3 are also subject, with respect to certain matters, to the Voting Agreement. These amounts do not include any of the 6,764,510 shares of Common Stock and options exercisable within 60 days of September 10, 2003 held by other parties to the Voting Agreement, or 5,700,621 shares of Common Stock issuable upon conversion of Series A Preferred Stock and issuable upon conversion of Series A Preferred Stock that may be acquired upon exercise of warrants that are held by other parties to the Voting Agreement, nor does it include any of the 25,000 shares of Common Stock subject to options held by Mr. Lee for the benefit of Vertex Investment International (I) Inc., of which VVH is the majority shareholder, which are exercisable within 60 days of September 10, 2003.

*	Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003, and 451,806 shares of Common Stock that may be obtained within 60 days of September 10, 2003 upon exercise of warrants that are held by VTF, VTF2 and VTF3.

CUSIP No. 398081109 13D/A			Page 10 of 26

1.	Name of Reporting Person: Green Dot Capital (BVI) Inc (“GDC BVI”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 16,529,130 shares of Common Stock[16,17,18]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 75,301 shares of Common Stock[16]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,529,130 shares of Common Stock[16,17,18]

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):* ☐

13.	Percent of Class Represented by Amount in Row 11: 48.4%*

14.	Type of Reporting Person (See Instructions): CO

[16]	Unless otherwise indicated, share information is as of September 10, 2003. Of these shares, 75,301 shares of Common Stock are issuable upon conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by GDC BVI. All of such shares are subject to the Voting Agreement. Green Dot Capital Pte Ltd (“GDCPL”), as the sole shareholder of GDC BVI, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of GDCPL, may be deemed to have the power to vote and dispose of these shares.

[17]	Includes 6,077,126 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and 1,957,830 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and may be deemed to be subject to shared voting power by GDC BVI with respect to the particular matters subject to the Voting Agreement. GDC BVI expressly disclaims beneficial ownership of such shares.

[18]	Includes 8,670,089 shares of Common Stock and options to purchase 1,706,614 shares of Common Stock exercisable within 60 days of September 10, 2003 held of record by persons other than GDC BVI which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by GDC BVI with respect to the particular matters subject to the Voting Agreement. GDC BVI expressly disclaims beneficial ownership of such shares.

*	Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003, and 7,859,041 shares of Common Stock that may be obtained within 60 days of September 10, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the Reporting Person referenced in Item 1 in the table above and the other parties to the Voting Agreement.

CUSIP No. 398081109 13D/A			Page 11 of 26

1.	Name of Reporting Person: STT Ventures Ltd (“STT”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 16,529,130 shares of Common Stock[19,20,21]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 543,981 shares of Common Stock[19]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,529,130 shares of Common Stock[19,20,21]

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):* ☐

13.	Percent of Class Represented by Amount in Row 11: 48.4%*

14.	Type of Reporting Person (See Instructions): CO

[19]	Unless otherwise indicated, share information is as of September 10, 2003. Includes 543,981 shares of Common Stock held by STT. All of such shares are subject to the Voting Agreement. STT Communications Ltd (“STT Comm”), as the sole shareholder of STT, Singapore Technologies Telemedia Pte Ltd (“ST Tel”), as the majority shareholder of STT Comm, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of ST Tel, may be deemed to have the power to vote and dispose of these shares.

[20]	Includes 6,152,427 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and conversion of 2,033,131 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by STT with respect to the particular matters subject to the Voting Agreement. STT expressly disclaims beneficial ownership of such shares.

[21]	Includes 8,126,108 shares of Common Stock and options to purchase 1,706,614 shares of Common Stock exercisable within 60 days of September 10, 2003 held of record by persons other than STT which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by STT with respect to the particular matters subject to the Voting Agreement. STT expressly disclaims beneficial ownership of such shares.

*	Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003, and 7,859,041 shares of Common Stock that may be obtained within 60 days of September 10, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the Reporting Person referenced in Item 1 in the table above and the other parties to the Voting Agreement.

CUSIP No. 398081109 13D/A			Page 12 of 26

1.	Name of Reporting Person: STT Communications Ltd (“STT Comm”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 16,529,130 shares of Common Stock[22,23,24]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 543,981 shares of Common Stock[22]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,529,130 shares of Common Stock[22,23,24]

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):* ☐

13.	Percent of Class Represented by Amount in Row 11: 48.4%*

14.	Type of Reporting Person (See Instructions): CO

[22]	Unless otherwise indicated, share information is as of September 10, 2003. Includes 543,981 shares of Common Stock held by STT Ventures Ltd (“STT”). All of such shares are subject to the Voting Agreement. STT Comm is the sole shareholder of STT. Singapore Technologies Telemedia Pte Ltd (“ST Tel”), as the majority shareholder of STT Comm, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of ST Tel, may be deemed to have the power to vote and dispose of these shares.

[23]	Includes 6,152,427 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and conversion of 2,033,131 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by STT Comm with respect to the particular matters subject to the Voting Agreement. STT Comm expressly disclaims beneficial ownership of such shares.

[24]	Includes 8,126,108 shares of Common Stock and options to purchase 1,706,614 shares of Common Stock exercisable within 60 days of September 10, 2003 held of record by persons other than STT Comm which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by STT Comm with respect to the particular matters subject to the Voting Agreement. STT Comm expressly disclaims beneficial ownership of such shares.

*	Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003, and 7,859,041 shares of Common Stock that may be obtained within 60 days of September 10, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the Reporting Person referenced in Item 1 in the table above and the other parties to the Voting Agreement.

CUSIP No. 398081109 13D/A			Page 13 of 26

1.	Name of Reporting Person: Singapore Technologies Telemedia Pte Ltd (“ST Tel”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 543,981 shares of Common Stock[25,26,27]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 543,981 shares of Common Stock[25]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 543,981 shares of Common Stock[25,26,27]

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):* See footnotes 26 and 27 ☒

13.	Percent of Class Represented by Amount in Row 11: 2.1%*

14.	Type of Reporting Person (See Instructions): CO

[25]	Unless otherwise indicated, share information is as of September 10, 2003. Includes 543,981 shares of Common Stock held by STT Ventures Ltd (“STT”). All of such shares are subject to the Voting Agreement. Singapore Technologies Telemedia Pte Ltd (“ST Tel”), as the majority shareholder of STT Comm which is the sole shareholder of STT, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of ST Tel, may be deemed to have the power to vote and dispose of these shares.

[26]	Does not include 6,152,427 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and conversion of 2,033,131 shares of Series A Preferred Stock issuable upon exercise of warrants, held by parties to the Purchase Agreement other than STT.

[27]	Does not include 8,126,108 shares of Common Stock and options to purchase 1,706,614 shares of Common Stock exercisable within 60 days of September 10, 2003 held of record by persons other than STT and STT Comm which are subject to the Voting Agreement.

*	Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003.

CUSIP No. 398081109 13D/A			Page 14 of 26

1.	Name of Reporting Person: Singapore Computer Systems Ltd (“SCS”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 16,529,130 shares of Common Stock[28,29,30]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 153,128 shares of Common Stock[28]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,529,130 shares of Common Stock[28,29,30]

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):* ☐

13.	Percent of Class Represented by Amount in Row 11: 48.4%*

14.	Type of Reporting Person (See Instructions): CO

[28]	Unless otherwise indicated, share information is as of September 10, 2003. Includes 153,128 shares of Common Stock held by SCS. All of such shares are subject to the Voting Agreement. Green Dot Capital Pte Ltd (“GDCPL”), as the majority shareholder of SCS, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of GDCPL, may be deemed to have the power to vote and dispose of these shares.

[29]	Includes 6,152,427 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and 2,033,131 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and may be deemed to be subject to shared voting power by SCS with respect to the particular matters subject to the Voting Agreement. SCS expressly disclaims beneficial ownership of such shares.

[30]	Includes 8,516,961 shares of Common Stock and options to purchase 1,706,614 shares of Common Stock exercisable within 60 days of September 10, 2003 held of record by persons other than SCS which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by SCS with respect to the particular matters subject to the Voting Agreement. SCS expressly disclaims beneficial ownership of such shares.

*	Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003, and 7,859,041 shares of Common Stock that may be obtained within 60 days of September 10, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the Reporting Person referenced in Item 1 in the table above and the other parties to the Voting Agreement.

CUSIP No. 398081109 13D/A			Page 15 of 26

1.	Name of Reporting Person; I.R.S. Identification Nos. of above persons (entities only): Singapore Technologies Pte Ltd (“STPL”)

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 4,836,409 shares of Common Stock[31]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 4,836,409 shares of Common Stock[31]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,836,409 shares of Common Stock[31]

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares:* See footnote 31 ☒

13.	Percent of Class Represented by Amount in Row 11: 18.0%*

14.	Type of Reporting Person: CO

[31]	Unless otherwise indicated, share information is as of September 10, 2003. Of these shares, 938,076 shares of Common Stock are owned directly by Vertex Technology Fund Ltd (“VTF”), 1,469,299 shares of Common Stock are owned directly by Vertex Investment (II) Ltd (“VI2”), 153,128 shares of Common Stock are owned directly by Singapore Computer Services Ltd (“SCS”), 543,981 shares of Common Stock are owned directly by STT Ventures Ltd (“STT”), 602,409 shares of Common Stock are owned directly by Vertex Technology Fund (II) Ltd (“VTF2”), 602,409 shares of Common Stock are owned directly by Vertex Technology Fund (III) Ltd (“VTF3”) and 527,107 shares of Common Stock are issuable upon the conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by VTF, VTF2, VTF3 and Green Dot Capital (BVI) Inc (“GDC BVI”). Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF, VTF2 and VTF3 and as the holder of more than 45% of the outstanding shares of VI2, and Ellensburg Holding Pte Ltd (“Ellensburg”), as the sole shareholder of VVH, may also be deemed to have the power to vote and dispose of the shares held by such entities. In addition, Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF, VTF2, VTF3 and VI2 pursuant to powers of attorney granted by VTF, VI2, VTF2 and VTF3 to VM2. Green Dot Capital Pte Ltd (“GDCPL”), as the sole shareholder of GDC BVI and the majority shareholder of SCS, may be deemed to have the power to vote and dispose of the shares held by GDC BVI and SCS. STT Communications Ltd (“STT Comm”), as the sole shareholder of STT, and Singapore Technologies Telemedia Pte Ltd (“ST Tel”), as the majority shareholder of STT Comm, may be deemed to have the power to vote and dispose of the shares held by STT. STPL, as (i) the sole shareholder of Ellensburg which is the sole shareholder of VVH, and (ii) the sole shareholder of GDCPL and ST Tel, may also be deemed to have the power to vote and dispose of the shares held by VTF, VTF2, VTF3, VI2, STT, SCS and GDC BVI. By this filing, STPL does not purport to concede that it is the beneficial owner of such shares. The voting of the 4,309,302 shares of Common Stock held of record by VTF, VI2, SCS, STT, VTF2 and VTF3 and the 527,107 shares of Series A Preferred Stock issuable upon exercise of warrants held by VTF, VTF2, VTF3 and GDC BVI are also subject, with respect to certain matters, to the Voting Agreement. These amounts do not include any of the 6,067,401 shares of Common Stock and options exercisable within 60 days of September 10, 2003 held by other parties to the Voting Agreement, or 5,625,320 shares of Common Stock issuable upon conversion of Series A Preferred Stock and issuable upon conversion of Series A Preferred Stock that may be acquired upon exercise of warrants that are held by other parties to the Voting Agreement, nor does it include any of the 25,000 shares of Common Stock subject to options held by Mr. Lee for the benefit of Vertex Investment International (I) Inc., of which VVH is the majority shareholder, which are exercisable within 60 days of September 10, 2003.

*	Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003, and 527,107 shares of Common Stock that may be obtained within 60 days of September 10, 2003 upon exercise of warrants that are held by VTF, VTF2, VTF3 and GDC BVI.

CUSIP NO. 398081109	13D/A	16 of 26

     This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is filed on behalf of the entities and natural persons identified under the headings “Entities” and “Natural Persons” (the “Reporting Persons”) in the Statement on Schedule 13D (the “Original Statement”) filed by the Reporting Persons on April 29, 2002, as amended by Amendment No. 1 thereto filed by the Reporting Persons on August 26, 2003 (“Amendment No. 1”) with respect to the shares of Common Stock, par value $0.001 per share, of GRIC Communications, Inc. (“GRIC” or the “Issuer”), with its principal executive offices at 1421 McCarthy Boulevard, Milpitas, California 95035, and this Amendment No. 2 amends and supplements the Original Statement, as previously amended by Amendment No. 1. In addition to the Items specifically amended and supplemented hereby, each other Item of the Original Statement, as previously amended, to which the information set forth below is relevant is also amended and supplemented hereby. Except as set forth herein, to the knowledge of the Reporting Persons, there has been no material change in the information set forth in the Original Statement, as previously amended.

Item 2. Identity and Background.

Item 2 to Amendment No. 1 is hereby amended to provide the attached updated information set forth on Schedule A attached hereto to Schedule A of Amendment No. 1.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended to provide the following updated information:

(a) and (b) Ownership of Shares of GRIC

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this statement is provided as of September 10, 2003 (except for information regarding options exercisable within 60 days, which is provided within 60 days of September 10, 2003). The information included in this Amendment No. 2 with respect to share ownership by parties to the Voting Agreement other than the Reporting Persons is based solely upon information provided to the Reporting Persons by GRIC.

Amount beneficially owned: See Row 11 of cover page for each Reporting Person.

Percent of class: See Row 13 of cover page for each Reporting Person.

Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Row 7 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote: See Row 8 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: See Row 9 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:
See Row 10 of cover page for each Reporting Person.

(c) Recent Transactions

The Reporting Persons have effected the following transactions in GRIC’s Common Stock between July 28, 2003 (the date as of which beneficial ownership information was provided in Amendment No. 1) and September 10, 2003, and, to their knowledge, no person

CUSIP NO. 398081109	13D/A	17 of 26

named in Item 2 (including Schedule A hereto) to the Original Statement, as previously amended, has effected any other transactions in GRIC’s Common Stock between July 28, 2003 and September 10, 2003. The following information does not include transactions (if any) that may have been effected by parties to the Voting Agreement, other than the Reporting Persons.

                  Conversions of Preferred Stock

VTF converted 602,409 shares of Series A Preferred Stock of the Issuer on a 1-for-1 basis for shares of Common Stock of the Issuer on August 29, 2003.

VTF2 converted 200,000 shares of Series A Preferred Stock of the Issuer on a 1-for-1 basis for shares of Common Stock of the Issuer on August 18, 2003 and 402,409 shares of Series A Preferred Stock of the Issuer on a 1-for-1 basis for shares of Common Stock of the Issuer on August 29, 2003.

VTF3 converted 200,000 shares of Series A Preferred Stock of the Issuer on a 1-for-1 basis for shares of Common Stock of the Issuer on August 18, 2003 and 402,409 shares of Series A Preferred Stock of the Issuer on a 1-for-1 basis for shares of Common Stock of the Issuer on August 29, 2003.

                 Sales

VTF sold 18,375 shares of Common Stock of the Issuer at an average price of $5.7738 per share on August 19, 2003 on the open market, 47,040 shares of Common Stock of the Issuer at an average price of $5.6644 per share on August 20, 2003 on the open market, 41,417 shares of Common Stock of the Issuer at an average price of $5.5637 per share on August 21, 2003 on the open market, 40,168 shares of Common Stock of the Issuer at an average price of $5.5007 per share on August 22, 2003 on the open market, 62,475 shares of Common Stock of the Issuer at an average price of $5.2951 per share on August 26, 2003 on the open market, 75,098 shares of Common Stock of the Issuer at an average price of $5.2355 per share on August 27, 2003 on the open market, 55,250 shares of Common Stock of the Issuer at an average price of $5.3866 per share on August 28, 2003 on the open market, and 12,750 shares of Common Stock of the Issuer at an average price of $5.2303 per share on August 29, 2003 on the open market.

VI2 sold 24,875 shares of Common Stock of the Issuer at an average price of $5.7738 per share on August 19, 2003 on the open market, 63,680 shares of Common Stock of the Issuer at an average price of $5.6644 per share on August 20, 2003 on the open market, 56,068 shares of Common Stock of the Issuer at an average price of $5.5637 per share on August 21, 2003 on the open market, 54,377 shares of Common Stock of the Issuer at an average price of $5.5007 per share on August 22, 2003 on the open market, 84,525 shares of Common Stock of the Issuer at an average price of $5.2951 per share on August 26, 2003 on the open market, 101,602 shares of Common Stock of the Issuer at an average price of $5.2355 per share on August 27, 2003 on the open market, 74,750 shares of Common Stock of the Issuer at an average price of $5.3866 per share on August 28, 2003 on the open market, and 17,250 shares of Common Stock of the Issuer at an average price of $5.2303 per share on August 29, 2003 on the open market.

STT sold 94,690 shares of Common Stock of the Issuer at an average price of $5.7604 per share on August 20, 2003 on the open market, 8,340 shares of Common Stock of the Issuer at an average price of $5.83 per share on August 21, 2003 on the open market and 106,000 shares of Common Stock of the Issuer at an average price of $5.8321 per share on September 3, 2003 on the open market.

VII1 sold 6,750 shares of Common Stock of the Issuer at an average price of $5.7738 per share on August 19, 2003 on the open market, 17,280 shares of Common Stock of the Issuer at an

CUSIP NO. 398081109	13D/A	18 of 26

average price of $5.6644 per share on August 20, 2003 on the open market, 15,215 shares of Common Stock of the Issuer at an average price of $5.5637 per share on August 21, 2003 on the open market and 14,755 shares of Common Stock of the Issuer at an average price of $5.5007 per share on August 22, 2003 on the open market.

All of the foregoing sales were made under Rule 144, as promulgated under the Securities Act of 1933, or pursuant to a registration statement filed by the Issuer on Form S-3 (File No. 333-88492).

(d) Right to Receive Dividends

Under certain circumstances set forth in the organizational documents of each of VTF, VI2, VTF2, VTF3, STT, STT Comm, SCS and GDC BVI, the shareholders of each of such entities may under certain circumstances be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of GRIC owned by each such entity of which they are a shareholder. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons on the date of this statement.

(e) Ownership of Less Than 5% of the Class of Securities

ST Tel, the majority shareholder of STT Comm which is the sole shareholder of STT, may be deemed to own less than 5% of the outstanding Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Original Statement is hereby amended by deleting the last sentence of the second paragraph and adding the following as the last sentence of such paragraph and a new paragraph thereafter:

     Under the Voting Agreement, the agreement of the investors and the stockholders who are parties to the Voting Agreement to vote their shares for a Common Stock director to be designated by Vertex will remain in effect until such time that the holders of the Series A Preferred Stock no longer have a right to elect any member of GRIC’s board under the terms of GRIC’s certificate of incorporation (as it shall be amended).

     GRIC’s Certificate of Incorporation, as amended, provides that the rights of the holders of Series A Preferred Stock to elect directors of the Issuer will vary based upon the number of shares of Series A Preferred Stock that are outstanding as a percentage of the number of shares Series A Preferred Stock that were issued on April 19, 2002. When that percentage is equal to or greater than 75%, the holders of the Series A Preferred Stock, voting as a separate series, are entitled to elect three directors of GRIC and (A) Asia Pacific and its affiliates are entitled to designate two Series A directors, and (B) Vertex is entitled to designate one Series A director. When that percentage is equal to or greater than 50% but less than 75%, the holders of the Series A Preferred Stock, voting as a separate series, are entitled to elect two directors of GRIC and (A) so long as Asia Pacific and its affiliates hold a number of shares of Series A Preferred Stock equal to or greater than one-third (1/3) of the number of shares of Series A Preferred Stock initially purchased by Asia Pacific and its affiliates and Vertex holds a number of shares of Series A Preferred Stock equal to or greater than one-half (1/2) of the number of shares of Series A Preferred Stock initially purchased by Vertex, then each of Asia Pacific and Vertex are entitled to designate one Series A director, and (B) in the event that either of Asia Pacific and its affiliates or Vertex fails to meet this minimum Series A Preferred Stock holding requirement, then the party that satisfies its applicable holding requirement shall be entitled to designate two Series A Directors. When that percentage is equal to or greater than 25% but less than 50%, the holders of the Series A Preferred Stock, voting as a separate series, are entitled to elect one director of GRIC and whichever of Asia Pacific and its

CUSIP NO. 398081109	13D/A	19 of 26

affiliates or Vertex that then holds more shares of Series A Preferred Stock is entitled to designate one Series A director. When that percentage is less than 25%, the holders of the Series A Preferred Stock are not entitled to any special rights with respect to the election of directors. As of September 10, 2003, the holders of the Series A Preferred Stock were entitled to elect one director of GRIC, and Asia Pacific and its affiliates were entitled to designate that director.

As stated in the Original Statement, reference to Vertex refers to VTF, VTF2, VTF3 and their affiliates.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Statement is hereby amended and restated to read in its entirety as follows:

Exhibit 1	Joint Filing Agreement for Schedule 13D/A, Amendment No. 2.

Exhibit 2	Amended and Restated Voting Agreement, entered into by and among GRIC Communications, Inc., the stockholders listed on Schedule B attached thereto and the investors listed on Schedule A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.30 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Committee on April 29, 2002).

Exhibit 3	Amended and Restated Lock-Up Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Schedule A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.32 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 4	Amended and Restated Series A Preferred Stock and Warrant Purchase Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.29 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 5	Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of GRIC Communications, Inc. (incorporated by reference from Exhibit 3.05 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 6	Investors’ Rights Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 4.03 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 7	Stockholder Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.31 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

CUSIP NO. 398081109	13D/A	20 of 26

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vertex Technology Fund Ltd

Date: September 30,2003	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Technology Fund (II) Ltd

Date: September 30,2003	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Technology Fund (III) Ltd

Date: September 30,2003	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Investment (II) Ltd

Date: September 30,2003	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Venture Holdings Ltd

Date: September 30,2003	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	President and Director

Ellensburg Holding Pte Ltd

Date: October 6,2003	By:	/s/ Teo Soon Hock

Teo Soon Hock
	Title:	Director

Singapore Technologies Pte. Ltd

Date: October 6,2003	By:	/s/ Chua Su Li

Chua Su Li
	Title:	Company Secretary

Vertex Management (II) Pte. Ltd

Date: September 30,2003	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

CUSIP NO. 398081109	13D/A	21 of 26

Lee Kheng Nam

Date: September 30,2003		/s/ Lee Kheng Nam

Green Dot Capital (BVI) Inc

Date: September 29,2003	By:	/s/ Ng Hark Seng

Ng Hark Seng
	Title:	Director

STT Ventures Ltd

Date: September 30,2003	By:	/s/ Kek Soon Eng

Kek Soon Eng

	Title:	Senior Vice President Bus. Dev.

STT Communications Ltd

Date: September 30,2003	By:	/s/ Kek Soon Eng

Kek Soon Eng

	Title:	Senior Vice President Bus. Dev.

Singapore Technologies Telemedia Pte Ltd

Date: September 30,2003	By:	/s/ Kek Soon Eng

Kek Soon Eng

	Title:	Senior Vice President Bus. Dev.

Singapore Computer Systems Ltd

Date: September 29,2003	By:	/s/ Pek Yew Chai

	Name:	Pek Yew Chai

	Title:	President, CEO and Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 398081109	13D/A	22 of 26

SCHEDULE A

Schedule A of Amendment No. 1 is hereby amended to delete the lists related to the directors and officers of STT Comm, ST Tel and SCS thereof and to replace the lists with the following:

The following is a list of the directors and executive officers of STT Comm:

Name, Business Address and
Position at STT Comm	Present Principal Occupation	Citizenship

Mr. Tan Guong Chin	Permanent Secretary, Ministry of	Singaporean
New Phoenix Park	Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman and Director, STT Comm)

Lee Theng Kiat	President and CEO, ST Tel	Singaporean
51 Cuppage Road, #10-11/17	and STT Comm
StarHub Centre
Singapore 229469
(President, CEO and
Director, STT Comm)

Sum Soon Lim	Company Director	Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT Comm)

Bertie Cheng Shao Shiong	Company Director	Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT Comm)

Lim Ming Seong	Corporate Advisor	Singaporean
19A, Serangoon North Ave 5
3rd Floor, Avi-Tech Building
Singapore 554859
(Director, STT Comm)

Pek Siok Lan	Senior Vice President, Legal and	Singaporean
51 Cuppage Road #10-11/17	General Counsel,
StarHub Centre	ST Tel and STT Comm
Singapore 229469
(Company Secretary, STT Comm)

Mr. Tay Siew Choon	Managing Director and Chief Operating	Singaporean
51 Cuppage Road	Officer, STPL and Deputy
#09-01 StarHub Centre	Chairman/CEO, Green Dot Capital Pte Ltd
Singapore 229469
(Director, STT Com)

CUSIP NO. 398081109	13D/A	23 of 26

The following is a list of the directors and executive officers of ST Tel:

Name, Business Address and
Position at ST Tel	Present Principal Occupation	Citizenship

Tan Guong Ching	Permanent Secretary, Ministry of	Singaporean
New Phoenix Park	Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman/Director, ST Tel)

Lee Theng Kiat	President and CEO, ST Tel and	Singaporean
51 Cuppage Road, #10-11/17	STT Comm
StarHub Centre
Singapore 229469
(President, CEO and
Director, ST Tel)

Sum Soon Lim	Company Director	Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, ST Tel)

Bertie Cheng Shao Shiong	Company Director	Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, ST Tel)

Lim Ming Seong	Corporate Advisor	Singaporean
19A, Serangoon North Ave 5
3rd Floor, Avi-Tech Building
Singapore 554859
(Director, ST Tel)

Mr. Tay Siew Choon	Managing Director and Chief Operating	Singaporean
51 Cuppage Road	Officer, STPL and Deputy
#09-01 StarHub Centre	Chairman/CEO, Green Dot Capital Pte Ltd
Singapore 229469
(Director, ST Tel)

Pek Siok Lan	Senior Vice President, Legal and	Singaporean
51 Cuppage Road #10-11/17	General Counsel
StarHub Centre	ST Tel and STT Comm
Singapore 229469
(Company Secretary, ST Tel)

CUSIP NO. 398081109	13D/A	24 of 26

The following is a list of the directors and executive officers of SCS:

Name, Business Address and Position at
SCS	Present Principal Occupation	Citizenship

Mr. Tay Siew Choon	Managing Director and Chief Operating	Singaporean
51 Cuppage Road	Officer, STPL and Deputy
#09-01 StarHub Centre	Chairman/CEO, Green Dot Capital Pte Ltd
Singapore 229469
(Chairman, SCS)

Robert Chua Tech Chew	Executive Chairman, Excellent	Singaporean
7 Bedok South Road	Family Lifestyle Group
Singapore 469272
(Director, SCS)

Theresa Foo-Yo Mie Yoen	Chairman (non-executive) and	Singaporean
BNP Paribas Peregrine (Singapore) Ltd	Senior Advisor, BNP Paribas Peregrine
30 Cecil Street, #10-00 Prudential Tower	(Singapore) Ltd (a bank)
Singapore 049712
(Director, SCS)

Spencer Lee Tien Chye	CEO, Singapore Maybank	Malaysian
Singapore Maybank	(a bank)
18th Floor Maybank Tower
2 Battery Road
Singapore 049907
(Director, SCS)

Garfield Vorhes Nelson	Director, Nelson Buchanan &	United States
Nelson Buchanan & Oostergard Pte Ltd	Ooostergard Pte Ltd (a business
9 Temasek Boulevard	consultancy company)
Suntech Tower Two, #09-02
Singapore 038989
(Director, SCS)

William Liu Wei Hai	President, Green Dot Capital Pte Ltd	Singaporean
Green Dot Capital Pte Ltd
8 Shenton Way, #09-02 Temasek Tower
Singapore 068811
(Director, SCS)

Low Sin Leng	CFO and COO, SembCorp	Singaporean
SembCorp Industries Ltd	Industries Ltd (an investment
30 Hill Street #05-04	holding company with key businesses
Singapore 179360	in utilities, engineering and construction,
(Director, SCS)	environmental engineering, logistics
and marine engineering)

Donald Albert Ramble	President, Asia Pacific, Spectris plc	British
7 Bedok South Road
Singapore 469272
(Director, SCS)

Pek Yew Chai	President, CEO and Director, SCS	Singaporean
Singapore Computer Systems Limited
7 Bedok South Road, Singapore 469272
(President, CEO and Director, SCS)

CUSIP NO. 398081109	13D/A	25 of 26

Name, Business Address and Position	Present Principal
at SCS	Occupation	Citizenship

Chua Ah Leng	Exec. VP, Solutions, SCS	Singaporean
Singapore Computer Systems Limited
7 Bedok South Road, Singapore 469272
(Exec. VP, Solutions, SCS)

Fong Khai Yin	Exec. VP, e-Business, SCS	Singaporean
Singapore Computer Systems Limited
7 Bedok South Road, Singapore 469272
(Exec. VP, e-Business, SCS)

Robert Koh Hwee Nguan	Exec. VP, International, SCS	Singaporean
Singapore Computer Systems Limited
7 Bedok South Road, Singapore 469272
(Exec. VP, International, SCS)

CUSIP NO. 398081109	13D/A	26 of 26

INDEX TO EXHIBITS

Exhibit 1	Joint Filing Agreement for Schedule 13D/A, Amendment No. 2.

Exhibit 2	Amended and Restated Voting Agreement, entered into by and among GRIC Communications, Inc., the stockholders listed on Schedule B attached thereto and the investors listed on Schedule A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.30 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Committee on April 29, 2002).

Exhibit 3	Amended and Restated Lock-Up Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Schedule A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.32 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 4	Amended and Restated Series A Preferred Stock and Warrant Purchase Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.29 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 5	Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of GRIC Communications, Inc. (incorporated by reference from Exhibit 3.05 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 6	Investors’ Rights Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 4.03 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 7	Stockholder Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.31 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)

     The undersigned acknowledge and agree that the foregoing Statement on Schedule 13D/A, Amendment No. 2 with respect to the ownership by each of the undersigned of shares of GRIC Communications, Inc. is filed jointly on behalf of each of the undersigned and that all subsequent amendments to the Statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. This joint filing agreement may be included as an exhibit to such joint filing. Each of the undersigned acknowledges that each shall be responsible for the timely filing of such amendments with respect to information concerning such undersigned reporting person, and for the completeness and accuracy of the information concerning such undersigned reporting person, contained therein, but shall not be responsible for the completeness and accuracy concerning the others, except to the extent that such reporting person knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Vertex Technology Fund Ltd

Date: September 30, 2003	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Technology Fund (II) Ltd

Date: September 30, 2003	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Technology Fund (III) Ltd

Date: September 30, 2003	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Investment (II) Ltd

Date: September 30, 2003	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Venture Holdings Ltd

Date: September 30, 2003	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	President and Director

Ellensburg Holding Pte Ltd

Date: October 6, 2003	By:	/s/ Teo Soon Hock

Teo Soon Hock
	Title:	Director

Singapore Technologies Pte. Ltd

Date: October 6, 2003	By:	/s/ Chua Su Li

Chua Su Li
	Title:	Company Secretary

Vertex Management (II) Pte Ltd

Date: September 30, 2003	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Lee Kheng Nam

Date: September 30, 2003		/s/ Lee Kheng Nam

Green Dot Capital (BVI) Inc.

Date: September 29, 2003	By:	/s/ Ng Hark Seng

	Title:	Ng Hark Seng Director

STT Ventures Ltd

Date: September 30, 2003	By:	/s/ Kek Soon Eng

	Title:	Kek Soon Eng Senior Vice President Bus. Dev.

STT Communications Ltd

Date: September 30, 2003	By:	/s/ Kek Soon Eng

	Title:	Kek Soon Eng Senior Vice President Bus. Dev.

Singapore Technologies Telemedia Pte Ltd

Date: September 30, 2003	By:	/s/ Kek Soon Eng

	Title:	Kek Soon Eng Senior Vice President Bus. Dev.

Singapore Computer Systems Ltd

Date: September 29, 2003	By:	/s/ Pek Yew Chai

	Title:	Pek Yew Chai President, CEO and Director